

April 7, 2025

Jean-Christophe Flatin
Chief Executive Officer
Oatly Group AB
Ångfärjekajen 8
211 19 Malmö
Sweden

> **Re: Oatly Group AB**
> **Registration Statement on Form F-3**
> **Filed on March 25, 2025**
> **File No. 333-286101**

Dear Jean-Christophe Flatin:

We have conducted a limited review of your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-3 filed March 25, 2025

Cover Page

1. Please revise your cover page to disclose that the American Depositary Shares you are registering for resale are issuable upon the conversion of the Convertible Senior PIK Notes. Refer to Item 501 of Regulation S-K.

General

2. Please revise the registration statement to disclose the material terms of the Convertible Senior PIK Notes or provide a cross reference to the relevant disclosure in your annual report on Form 20-F filed March 13, 2025.

3. Please file the Subscription Agreement as an exhibit to the registration statement or tell us why you are not required to do so.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Bradley Ecker at 202-551-4985 or Evan Ewing at 202-551-5920 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing